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SECUR 08026869 **IISSION**

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SEC FILE NUMBER
8-16429

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rothschild Investment Corporation

OFFICIAL USE ONLY
FIRM ID NO.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Karger — 312-983-8950
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Karger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Investment Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
26th day of February 2008

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Richard Karger, Chairman
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Rothschild Investment Corporation

Statement of Financial Condition

December 31, 2007

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Board of Directors of
Rothschild Investment Corporation

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation (the Company) as of December 31, 2007, that you are filing pursuant to rule 17a-5 of the Securities Exchange Commission Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2008

Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	2,214,903
Receivable from and deposit with clearing broker		220,927
Membership and stock in exchanges		8,050,031
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $241,553)		35,107
Prepaid expenses		122,696
Other assets		197,039
Total assets	$	10,840,703
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,575,025
Stockholders' equity		9,265,678
Total liabilities and stockholders' equity	$	10,840,703

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Rothschild Investment Corporation (the Company) is a registered securities broker-dealer and registered investment advisor. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

In connection with its election to be an S Corporation, the Company changed its year end from March 31 to December 31.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Short-term, highly liquid investments having a maturity of 90 days or less at the date of purchase are considered to be cash equivalents.

Membership and Stock in Exchanges—Investments are recorded on trade date and valued at fair value. Some of the shares of stock in exchanges at December 31, 2007 are restricted as to sale. The shares become unrestricted at various dates through March 2009. The fair value of restricted stock in exchanges is determined by management based upon the relative values of other stock in exchanges with similar restrictions. The exchange membership is held as an investment and is reflected at fair value. Unrealized changes in fair value are recognized in the period in which the changes occur.

Fair Value of Financial Instruments—With the exception of furniture and equipment, substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or at carrying amounts that approximate fair value because the instruments are short-term or replaceable on demand.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are carried at cost and are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the improvements.

Income Taxes—The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code effective April 1, 2007. Under these provisions, the Company does not pay any federal corporate income taxes on its taxable income. Instead, stockholders will be liable for individual federal income taxes on their respective shares of the Company's taxable income. As a result of the election, the Company has reversed previously provided income tax provisions as the Company does not expect there to be any material liability for income taxes by the Company.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, *Accounting for Income Taxes.* Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact of FIN 48 on its financial position and results of operations.

In September 2006, the FASB released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurements attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company for the interim and annual reporting for the year ending December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS 159, if any, on its financial position, results of operations and cash flows.

Note 2 Common Stock

The Company has two classes of common stock. There are 500,000 shares of $2 par value Class A voting common stock authorized and 266,501 shares issued at December 31, 2007. Net of Class A common shares held in Treasury, there were 184,657 shares outstanding at December 31, 2007.

There are 500,000 shares of $.10 par value Class B nonvoting common stock authorized and 269,940 shares issued at December 31, 2007. Net of Class B common shares held in Treasury, there were 185,880 shares outstanding at December 31, 2007.

The Company's certificate of incorporation provides, among other things, that the Company has the option, under certain circumstances and subject to minimum capital requirements, to purchase a stockholder's interest within a specified period of time, as defined.

Note 3 Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in March 2011. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are:

2008	$	362,371
2009		371,430
2010		380,716
2011		95,763
	$	1,210,280

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and the adverse effect, if any, upon the Company's financial position cannot be determined.

Note 4 Profit Sharing Plan

The Company has a discretionary profit sharing plan that covers all eligible employees.

Commission income is earned from executing trades for the profit sharing plan. In addition, investment advisory fees rendered to the plan are absorbed by the Company.

Note 5 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 6 Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of the clearing broker with which it conducts business.

The Company maintains its cash balances at several financial institutions in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured cash balances were approximately $131,000 at December 31, 2007. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $2,787,000 and $250,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

END